LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER

80 SOUTH EIGHTH STREET

Minneapolis, MN  55402-2274

June 5, 2006

VIA EDGAR AND FEDEX

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
Filed December 30, 2005; Amended March 27, 2006 and May 5, 2006
File No. 333-130815

Dear Mr. Owings:

Ethanol Grain Processors, LLC (the “Company”) received your letter dated May 16, 2006 relating to the above-referenced filing.  On behalf of the Company, transmitted herewith for filing is the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form SB-2 (“Amendment No. 3”).  As suggested in your letter, in order to expedite your review, we are providing marked copies of Amendment No. 3.  One marked copy is enclosed with the original of this letter being sent to your attention, and two additional marked copies are being sent directly to Mr. Scott Anderegg. This letter and the accompanying filing together comprise the Company’s response to the comments contained in your letter, with each response below numbered to correspond to the applicable comment.

Response to Comment No. 1

The Use of Proceeds section of the prospectus has been revised to describe the amounts and sources of the other funds needed to complete the project.  See page 22 of the revised prospectus.

Response to Comment No. 2

As disclosed in the revised prospectus, purchased by officers, governors and affiliates would all count towards both the minimum and maximum units offered.  See page 101 of the revised prospectus.

Response to Comment No. 3

The filing has been revised to include the Company’s March 31, 2006 financial statements.  See pages F-17 through F-29 of the revised prospectus.  The Selected Financial Data, Dilution, Capitalization and Management’s Plan of Operations sections have been updated to include information from these new financial statements.  Also included with Amendment No. 3 is an updated auditor’s consent.

* * * * *

Please also note that, as the Company’s members have now approved the 2.23535-to-1.0 split of the Company’s capital units and the other amendments to the Company’s Operating Agreement previously approved by the Board of Governors, all unit and per unit amounts are presented throughout Amendment No. 3 to reflect that split, as if it had occurred at the formation of the Company.  Appropriate references to this fact have been added throughout the prospectus.  See, for example, page 5 of the revised prospectus.

Thank you very much for your assistance on this matter.  Please contact me at the above number, or Eric R. Tausner of this office at 612-371-5765, if you have any questions or need any additional information.

Very Truly Yours,

LINDQUIST & VENNUM P.L.L.P.

/s/ Michael L. Weaver
Michael L. Weaver

cc:           Mr. Scott Anderegg

Enc.